SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K


(Mark One)

     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 1997.

     [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _______________ to _______________.

Commission File Number 0-2085



            BETZDEARBORN INC. EMPLOYEE STOCK OWNERSHIP AND 401K PLAN
                                 (Title of Plan)


                                BETZDEARBORN INC.
                               4636 Somerton Road
                           Trevose, Pennsylvania 19053
          (Name of Issuer of the Securities Held Pursuant to the Plans
               and the Address of its Principal Executive Office)


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.


                                                   BETZDEARBORN INC.


                                               By: /s/ Linda R. Hansen
                                                   --------------------------
                                                   Linda R. Hansen
                                                   Vice President, Secretary
                                                   and General Counsel

                            Financial Statements and
                              Supplemental Schedule

                        BetzDearborn Inc. Employee Stock
                            Ownership and 401(k) Plan

                     Years ended December 31, 1997 and 1996
                       with Report of Independent Auditors

                        BetzDearborn Inc. Employee Stock
                            Ownership and 401(k) Plan

                 Financial Statements and Supplemental Schedule

                     Years ended December 31, 1997 and 1996






                                    Contents


Report of Independent Auditors............................................1

Audited Financial Statements

Statements of Net Assets Available for Benefits...........................2
Statements of Changes in Net Assets Available for Benefits................3
Notes to Financial Statements.............................................4


Supplemental Schedule

Assets Held for Investment Purposes......................................12

                         Report of Independent Auditors

Retirement Committee
BetzDearborn Inc. Employee Stock Ownership and 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the BetzDearborn Inc. Employee Stock Ownership and 401(k) Plan as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1997 and 1996, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes as of December 31, 1997 is presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and is not a required part of the basic financial statements. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the 1997 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                             ERNST & YOUNG LLP



June 15, 1998

           BetzDearborn Inc. Employee Stock Ownership and 401(k) Plan

                 Statements of Net Assets Available for Benefits



                                                           December 31
                                                      1997              1996
                                                   -----------       -----------

Assets
Investments:
    Series A ESOP Convertible Preferred Stock
       of BetzDearborn Inc.                       $159,596,410      $162,398,524
    Common Stock--BetzDearborn Inc.                 31,315,271        31,880,666
    Putnam Voyager Fund                             47,151,542        38,799,167
    Putnam Fund for Growth and Income               41,532,541        30,887,194
    Putnam New Opportunities Fund                   14,092,470        10,462,397
    Putnam Money Market Fund                         9,532,006         8,775,990
    Putnam U.S. Government Income Trust              6,585,642         5,673,604
    Putnam International Growth Fund                 3,738,088              --
    Putnam Loan Fund                                 3,718,866         2,880,805
    Putnam S&P 500 Index Fund                        2,992,187              --
    Putnam OTC & Emerging Fund                       1,593,400              --
    Putnam Asset Allocation Balanced Fund            1,230,428              --
    Putnam Asset Allocation Conservative Fund          707,287              --
    Putnam Asset Allocation Growth Fund                623,647              --
    Putnam Global Growth Fund                             --           4,171,205
                                                  ------------      ------------
                                                   324,409,785       295,929,552

Contribution receivable                                285,285           277,420
Cash                                                   100,968            75,916
                                                  ------------      ------------
Total assets                                       324,796,038       296,282,888

Liabilities
Accrued interest payable                               285,285           272,493
Loan payable                                        94,500,000        95,500,000
                                                  ------------      ------------
Total liabilities                                   94,785,285        95,772,493
                                                  ------------      ------------
Net assets available for benefits                 $230,010,753      $200,510,395
                                                  ============      ============

See accompanying notes.

           BetzDearborn Inc. Employee Stock Ownership and 401(k) Plan

           Statements of Changes in Net Assets Available for Benefits



                                                 Year ended December 31
                                                 1997              1996
                                              ------------      ------------

Additions:
    Contributions from employer               $  1,491,159      $  1,240,509
    Contributions from employees                15,147,309        15,687,411
    Interest and dividend income                18,466,288        15,079,970
                                              ------------      ------------
                                                35,104,756        32,007,890

Deductions:
    Benefit payments                            10,874,706        10,234,761
    Interest expense                             8,136,392         7,987,126
    Administrative expenses                         21,452            28,569
                                              ------------      ------------
                                                19,032,550        18,250,456
                                              ------------      ------------
                                                16,072,206        13,757,434

Net realized and unrealized appreciation
    in fair value of investments                13,428,152        58,668,339
                                              ------------      ------------
Net additions                                   29,500,358        72,425,773
Net assets available for benefits
    at beginning of year                       200,510,395       128,084,622
                                              ------------      ------------
Net assets available for benefits
    at end of year                            $230,010,753      $200,510,395
                                              ============      ============


See accompanying notes.

           BetzDearborn Inc. Employee Stock Ownership and 401(k) Plan

                          Notes to Financial Statements

                                December 31, 1997


1. Significant Accounting Policies

Valuation of Investments

Series A ESOP Convertible Preferred Stock of BetzDearborn Inc. is stated at aggregate current value as determined by an independent securities appraisal company. Marketable securities and investments in various mutual funds are stated at aggregate fair value as determined from quoted market prices. The change in the difference between current fair values and the cost of investments and realized gains and losses on sales of investments is reflected in the statement of changes in net assets available for benefits as net realized and unrealized appreciation in fair value of investments.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Description of Plan

The BetzDearborn Inc. Employee Stock Ownership and 401(k) Plan ("Plan") is a defined contribution plan, which covers substantially all domestic employees of BetzDearborn Inc. (the "Company") who have attained age 21. On June 28, 1996, Betz Laboratories, Inc. acquired the Dearborn operations from W.R. Grace and formally changed its name to BetzDearborn Inc. As of the closing date, all domestic employees of Dearborn were given full credit in the Plan for service with W.R. Grace for purposes of eligibility and vesting.

Under the 401(k) provisions of the Plan, employees can contribute on a pretax basis amounts up to 15% of salary, the first 4% being matched by the Company at a rate of 25%. The Company's match is made in the form of the BetzDearborn Inc. Convertible Preferred Stock.

After satisfying the 401(k) matching contributions and dividends, the remaining allocable preferred shares are allocated to individual participants' accounts as of December 31st of each plan year based on the participants' eligible compensation as a percentage of total eligible compensation. The number of shares released for allocation in a plan year is equal to the number of previously unreleased shares multiplied by a fraction. The numerator of the fraction is the amount of principal and interest paid on the loan for the Plan year, and the denominator of the fraction is the sum of the numerator plus the principal and interest to be paid on the loan for all future plan years during the term of the loan.

           BetzDearborn Inc. Employee Stock Ownership and 401(k) Plan

2. Description of Plan (continued)

The Board of Directors has the right to discontinue the Company's contributions to the Plan and to terminate or partially terminate the Plan at any time. In the event of Plan termination or discontinuance of Company contributions, the rights of the affected participants shall be 100% vested.

Additional information about the Plan agreement, its vesting, distribution, loan, and forfeiture provisions is contained in Company publications available from the Plan Administrator.

3. Investments

During 1997 and 1996, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value as follows:

                                             Net Appreciation
                                              (Depreciation)
                                               in Fair Value       Fair Value at
                                                During Year         End of Year
                                               -------------       -------------
Year ended December 31, 1997

Series A ESOP Convertible Preferred Stock
    of BetzDearborn Inc.*                      $    (651,723)      $ 159,596,410
Common Stock--BetzDearborn Inc.*                   1,546,956          31,315,271
Putnam Voyager Fund                                6,902,946          47,151,542
Putnam Fund for Growth and Income                  2,600,563          41,532,541
Putnam New Opportunities Fund                      2,067,671          14,092,470
Putnam Money Market Fund                                   8           9,532,006
Putnam U.S. Government Income Trust                  123,614           6,585,642
Putnam International Growth Fund                    (129,709)          3,738,088
Putnam Loan Fund                                        --             3,718,866
Putnam S&P 500 Index Fund                            280,577           2,992,187
Putnam OTC & Emerging Fund                           115,498           1,593,400
Putnam Asset Allocation Balanced Fund                (33,437)          1,230,428
Putnam Asset Allocation Conservative Fund            (15,547)            707,287
Putnam Asset Allocation Growth Fund                  (15,210)            623,647
Putnam Global Growth Fund                            635,945                --
                                               -------------       -------------
                                               $  13,428,152       $ 324,409,785
                                               =============       =============

* Fair value at December 31, 1997 is based on $336 per share for the Series A ESOP Convertible Preferred Stock of BetzDearborn Inc. and on $61 1/16 per share for the Common Stock of BetzDearborn Inc. At June 12, 1998, the most recent Preferred Stock valuation date, those fair values were $265 per share and $44 7/8 per share, respectively.

                                            Net Appreciation
                                             (Depreciation)
                                              in Fair Value      Fair Value at
                                               During Year        End of Year
                                             -------------       -------------
Year ended December 31, 1996

Series A ESOP Convertible Preferred Stock
of BetzDearborn Inc.                           $  43,692,268       $ 162,398,524
Common Stock--BetzDearborn Inc.                   10,209,780          31,880,666
Putnam Voyager Fund                                1,702,565          38,799,167
Putnam Fund for Growth and Income                  2,801,333          30,887,194
Putnam New Opportunities Fund                        250,952          10,462,397
Putnam Money Market Fund                                --             8,775,990
Putnam U.S. Government Income Trust                 (156,899)          5,673,604
Putnam Loan Fund                                        --             2,880,805
Putnam Global Growth Fund                            168,340           4,171,205
                                               -------------       -------------
                                               $  58,668,339       $ 295,929,552
                                               =============       =============

4. ESOP Loan, Company Loan Guarantee, and Employer Contributions

The ESOP loan is secured by the unallocated shares of BetzDearborn Inc. Series A ESOP Convertible Preferred Stock and is guaranteed by the Company. At December 31, 1997, the Plan held 475,371 unallocated shares of the Preferred Stock with a fair value of $159,596,410. The Company is required to make contributions to the Plan which, together with dividends received on stock held by the Plan, are sufficient to enable the Plan to service its indebtedness. Interest was incurred on the loan at 8.08% from January 1, 1996 to June 28, 1996; 8.56% from June 29, 1996 to December 2, 1997 and 8.36% from December 3, 1997 to December 31, 1997. Debt service contributions paid to the ESOP during 1997 and 1996 totaled $9,123,600 and $8,974,540, respectively, including Preferred Stock dividends of $7,653,633 and $7,746,617, respectively. An additional contribution of $285,285 has been accrued by the Plan and is included in the contribution receivable recorded at December 31, 1997.

The ESOP loan matures on June 19, 2009 and requires principal payments of $1,000,000 in each of the years 1998 and 1999, $1,500,000 in 2000, $2,500,000 in
2001, $4,000,000 in 2002 and $84,500,000 thereafter. The Company is obligated to maintain certain financial ratios and meet certain net worth and indebtedness tests.

5. Transactions with Parties-in-Interest

In accordance with the Plan document, the Company will pay substantially all administrative expenses reasonably incurred in connection with the Plan. It is impractical to allocate common expenses of the Company and the Plan. However, certain employees of the Company are involved in the operation of the Plan. Trustee's and other expenses directly applicable to the Plan and paid by the Company amounted to approximately $130,000 and $62,500 in 1997 and 1996, respectively.

6. Income Tax Status

The Internal Revenue Service has ruled (March 23, 1995) that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Retirement Committee is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

7. Year 2000 Issue (Unaudited)

The Company has developed a plan to modify its internal information technology to be ready for the year 2000 and has begun converting critical data processing systems. The project also includes determining whether third party service providers have reasonable plans in place to become year 2000 compliant. The Company currently expects the project to be substantially complete by 1999 and does not expect this project to have a significant effect on Plan operations.

           BetzDearborn Inc. Employee Stock Ownership and 401(k) Plan

     8. Investment Programs

     The amount of net assets at December 31, 1997 and 1996, and the changes in net assets for the years then ended, were allocated to the separate investment programs as follows:



                                                                                      Putnam      Putnam                   Putnam
                                                                          Putnam       Fund         New        Putnam       U.S.
                                                                         Voyager    for Growth Opportunities   Money     Government
                    1997                      ESOP Fund    Stock Fund      Fund     and Income     Fund     Market Fund Income Trust
------------------------------------------------------------------------------------------------------------------------------------

Assets
Investments:
   Series A ESOP Convertible Preferred
     Stock of BetzDearborn Inc.              $ 159,596,410 $        --  $        -- $        -- $        --  $        -- $        --
   Common Stock--BetzDearborn Inc.                          31,315,271
   Putnam Voyager Fund                                                   47,151,542
   Putnam Fund for Growth and Income                                                 41,532,541
   Putnam New Opportunities Fund                                                                 14,092,470
   Putnam Money Market Fund                                                                                    9,532,006
   Putnam U.S. Government Income Trust                                                                                     6,585,642
   Putnam International Growth Fund
   Putnam Loan Fund
   Putnam S&P 500 Index Fund
   Putnam OTC & Emerging Fund
   Putnam Asset Allocation Balanced Fund
   Putnam Asset Allocation Conservative Fund
   Putnam Asset Allocation Growth Fund
   Putnam Global Growth Fund
Contribution receivable                            285,285
Cash                                                63,148      37,820
                                            ----------------------------------------------------------------------------------------
Total assets                                   159,944,843  31,353,091   47,151,542  41,532,541  14,092,470    9,532,006   6,585,642

Liabilities
Accrued interest payable                           285,285
Loan payable                                    94,500,000
                                            ----------------------------------------------------------------------------------------
Net assets                                   $  65,159,558 $31,353,091  $47,151,542 $41,532,541 $14,092,470  $ 9,532,006 $ 6,585,642
                                            ========================================================================================



                                                                                                Putnam      Putnam
                                               Putnam                               Putnam       Asset       Asset         Putnam
                                            International  Putnam       Putnam      OTC &     Allocation   Allocation      Asset
                                               Growth       Loan       S&P 500     Emerging    Balanced   Conservative  Allocation
                    1997                        Fund        Fund      Index Fund     Fund        Fund         Fund      Growth Fund
-----------------------------------------------------------------------------------------------------------------------------------
Assets
Investments:
   Series A ESOP Convertible Preferred
     Stock of BetzDearborn Inc.              $        -- $        --  $        -- $        -- $        --  $        -- $        --
   Common Stock--BetzDearborn Inc.
   Putnam Voyager Fund
   Putnam Fund for Growth and Income
   Putnam New Opportunities Fund
   Putnam Money Market Fund
   Putnam U.S. Government Income Trust
   Putnam International Growth Fund            3,738,088
   Putnam Loan Fund                                        3,718,866
   Putnam S&P 500 Index Fund                                            2,992,187
   Putnam OTC & Emerging Fund                                                       1,593,400
   Putnam Asset Allocation Balanced Fund                                                        1,230,428
   Putnam Asset Allocation Conservative Fund                                                                   707,287
   Putnam Asset Allocation Growth Fund                                                                                     623,647
   Putnam Global Growth Fund
Contribution receivable
Cash
                                            ---------------------------------------------------------------------------------------
Total assets                                   3,738,088   3,718,866    2,992,187   1,593,400   1,230,428      707,287     623,647

Liabilities
Accrued interest payable
Loan payable
                                            ---------------------------------------------------------------------------------------
 Net assets                                   $ 3,738,088 $ 3,718,866  $ 2,992,187 $ 1,593,400 $ 1,230,428  $   707,287 $   623,647
                                            =======================================================================================

                                              Putnam
                                              Global
                                              Growth
                    1997                       Fund          Total
------------------------------------------------------------------------
Assets
Investments:
   Series A ESOP Convertible Preferred
     Stock of BetzDearborn Inc.             $         --  $ 159,596,410
   Common Stock--BetzDearborn Inc.                           31,315,271
   Putnam Voyager Fund                                       47,151,542
   Putnam Fund for Growth and Income                         41,532,541
   Putnam New Opportunities Fund                             14,092,470
   Putnam Money Market Fund                                   9,532,006
   Putnam U.S. Government Income Trust                        6,585,642
   Putnam International Growth Fund                           3,738,088
   Putnam Loan Fund                                           3,718,866
   Putnam S&P 500 Index Fund                                  2,992,187
   Putnam OTC & Emerging Fund                                 1,593,400
   Putnam Asset Allocation Balanced Fund                      1,230,428
   Putnam Asset Allocation Conservative Fund                    707,287
   Putnam Asset Allocation Growth Fund                          623,647
   Putnam Global Growth Fund                          --               --
Contribution receivable                                         285,285
Cash                                                            100,968
                                            ----------------------------
Total assets                                          --     324,796,038

Liabilities
Accrued interest payable                                        285,285
Loan payable                                                 94,500,000
                                            ----------------------------
Net assets                                  $         --  $  230,010,753
                                            ============================

           BetzDearborn Inc. Employee Stock Ownership and 401(k) Plan

     8. Investment Programs (continued)


                                                                                                                         Putnam
                                                                                          Putnam         Putnam Fund      New
                                                                                          Voyager        for Growth   Opportunities
                       1996                             ESOP Fund       Stock Fund         Fund          and Income       Fund
-----------------------------------------------------------------------------------------------------------------------------------
Assets
Investments:
   Series A ESOP Convertible Preferred Stock of
     BetzDearborn Inc.                                $162,398,524     $        --      $        --     $        --     $        --
   Common Stock--BetzDearborn Inc.                                      31,880,666
   Putnam Voyager Fund                                                                   38,799,167
   Putnam Fund for Growth and Income                                                                     30,887,194
   Putnam New Opportunities Fund                                                                                         10,462,397
   Putnam Money Market Fund
   Putnam U.S. Government Income Trust
   Putnam Loan Fund
   Putnam Global Growth Fund
Contribution receivable                                    272,493                                            4,927
Cash                                                        43,386          32,530
                                                    -------------------------------------------------------------------------------
Total assets                                           162,714,403      31,913,196       38,799,167      30,892,121      10,462,397

Liabilities
Accrued interest payable                                   272,493
Loan payable                                            95,500,000
                                                    -------------------------------------------------------------------------------
Net assets                                            $ 66,941,910     $31,913,196      $38,799,167     $30,892,121     $10,462,397
                                                    ===============================================================================


                                                                  Putnam                            Putnam
                                              Putnam               U.S.            Putnam           Global
                                               Money            Government          Loan            Growth
                       1996                 Market Fund        Income Trust         Fund             Fund              Total
---------------------------------------------------------------------------------------------------------------------------------
Assets
Investments:
   Series A ESOP Convertible Preferred
     Stock of BetzDearborn Inc.            $           --     $          --     $        --      $         --     $162,398,524
   Common Stock--BetzDearborn Inc.                                                                                  31,880,666
   Putnam Voyager Fund                                                                                              38,799,167
   Putnam Fund for Growth and Income                                                                                30,887,194
   Putnam New Opportunities Fund                                                                                    10,462,397
   Putnam Money Market Fund                     8,775,990                                                            8,775,990
   Putnam U.S. Government Income Trust                            5,673,604                                          5,673,604
   Putnam Loan Fund                                                               2,880,805                          2,880,805
   Putnam Global Growth Fund                                                                        4,171,205        4,171,205
Contribution receivable                                                                                                277,420
Cash                                                                                                                    75,916
                                           ------------------------------------------------------------------------------------
Total assets                                    8,775,990         5,673,604       2,880,805         4,171,205      296,282,888

Liabilities
Accrued interest payable                                                                                               272,493
Loan payable                                                                                                        95,500,000
                                           ------------------------------------------------------------------------------------
Net assets                                 $    8,775,990     $   5,673,604     $ 2,880,805      $  4,171,205     $200,510,395
                                           ====================================================================================

           BetzDearborn Inc. Employee Stock Ownership and 401(k) Plan

     8. Investment Programs (continued)


                                                                                       Putnam       Putnam
                                                                           Putnam       Fund          New         Putnam
                                                                           Voyager   for Growth  Opportunities     Money
                                              ESOP Fund      Stock Fund     Fund     and Income      Fund       Market Fund
                                            -------------------------------------------------------------------------------
Net assets at December 31, 1996                $66,941,910  $31,913,196 $38,799,167 $30,892,121  $10,462,397  $8,775,990
Add:
       Contributions from employer               1,491,159
       Contributions from employees                           2,156,742   4,124,564   3,298,257    2,432,482     785,031
       Loan repayments from employees                           295,157     519,749     366,279      269,244     135,966
       Investment income                         7,664,996      801,842   2,815,139   5,291,160      311,138     478,026
       Loans issued                                            (626,441)   (723,142)   (518,221)    (203,781)   (181,697)
Deduct:
       Benefit payments                         (2,150,392)  (1,583,746) (2,201,597) (2,084,107)    (507,977) (1,228,465)
       Interest expense                         (8,136,392)
       Administrative expenses                                   (3,711)     (6,569)     (5,128)      (2,311)     (1,748)
Net realized and unrealized appreciation
   (depreciation) in fair value of                (651,723)   1,546,956   6,902,946   2,600,563    2,067,671           8
   investments
Interfund transfers                                          (3,146,904) (3,078,715)  1,691,617     (736,393)    768,895
                                            ------------------------------------------------------------------------------
Net assets at December 31, 1997                $65,159,558  $31,353,091 $47,151,542 $41,532,541  $14,092,470  $9,532,006
                                            ===============================================================================



                                            Putnam                                              Putnam    Putnam Asset
                                              U.S.         Putnam       Putnam      Putnam       OTC &     Allocation
                                           Government   International    Loan      S&P 500     Emerging     Balanced
                                          Income Trust   Growth Fund     Fund     Index Fund     Fund         Fund
                                         -----------------------------------------------------------------------------
Net assets at December 31, 1996          $5,673,604    $     --       $2,880,805  $      --   $      --     $     --
Add:
       Contributions from employer
       Contributions from employees        660,589       279,792              -     390,774     271,557       69,177
       Loan repayments from employees       65,583        26,724     (1,814,470)     27,723      44,025        9,876
       Investment income                   383,362       230,250        316,733          --          --       99,000
       Loans issued                        (87,156)      (23,929)     2,483,603     (16,953)    (13,770)     (11,567)
Deduct:
       Benefit payments                   (453,293)      (18,769)      (147,805)   (247,296)     (4,345)      (6,841)
       Interest expense
       Administrative expenses                (910)         (229)                      (181)       (135)         (80)
Net realized and unrealized appreciation
   (depreciation) in fair value of         123,614      (129,709)                   280,577     115,498      (33,437)
   investments
Interfund transfers                        220,249     3,373,958                  2,557,543   1,180,570    1,104,300
                                         -----------------------------------------------------------------------------
Net assets at December 31, 1997         $6,585,642    $3,738,088     $3,718,866  $2,992,187  $1,593,400   $1,230,428
                                        =============================================================================


                                            Putnam Asset  Putnam Asset   Putnam
                                            Allocation     Allocation    Global
                                            Conservative    Growth       Growth
                                               Fund          Fund         Fund        Total
                                           ----------------------------------------------------
Net assets at December 31, 1996            $     --       $     --   $ 4,171,205   $200,510,395
Add:
       Contributions from employer                                                    1,491,159
       Contributions from employees          17,707        167,916       492,721     15,147,309
       Loan repayments from employees         3,004         13,331        37,809             --
       Investment income                     28,704         45,938                   18,466,288
       Loans issued                         (24,293)        (4,820)      (47,833)            --
Deduct:
       Benefit payments                      (6,325)       (24,969)     (208,779)   (10,874,706)
       Interest expense                                                              (8,136,392)
       Administrative expenses                  (32)           (96)         (322)       (21,452)
Net realized and unrealized appreciation
   (depreciation) in fair value of          (15,547)       (15,210)      635,945     13,428,152
   investments
Interfund transfers                         704,069        441,557    (5,080,746)            --
                                           ----------------------------------------------------
Net assets at December 31, 1997            $707,287       $623,647    $       --   $230,010,753
                                           ====================================================


There were 4,873 active participants in the Plan at December 31, 1997.


                                                                                                    Putnam         Putnam Fund
                                                                                                    Voyager         for Growth
                                                             ESOP Fund         Stock Fund            Fund           and Income
                                                          ----------------------------------------------------------------------
Net assets at January 1, 1996                               $24,138,869        $26,042,112        $32,588,993       $24,660,883
Add:
       Contributions from employer                            1,240,509
       Contributions from employees                                              2,067,193          4,580,354         3,310,813
       Loan repayments from employees                                              291,098            489,647           308,256
       Investment income                                      7,755,852            891,360          2,463,929         2,622,029
       Loans issued                                                               (368,434)          (536,554)         (366,682)
Deduct:
       Benefit payments                                      (1,898,462)        (1,848,448)        (2,286,177)       (2,031,731)
       Interest expense                                      (7,987,126)
       Administrative expenses                                                      (5,655)            (9,006)           (6,982)
       Net realized and unrealized appreciation
         (depreciation) in fair value of investments         43,692,268         10,209,780          1,702,565         2,801,333
       Interfund transfers                                                      (5,365,810)          (194,584)         (405,798)
                                                          ----------------------------------------------------------------------
Net assets at December 31, 1996                             $66,941,910        $31,913,196        $38,799,167       $30,892,121
                                                          ======================================================================

                                                              Putnam                                Putnam
                                                                New              Putnam              U.S.              Putnam
                                                           Opportunities          Money           Government           Global
                                                               Fund            Market Fund       Income Trust        Growth Fund
                                                           -------------------------------------------------------------------------
Net assets at January 1, 1996                                $  3,724,517        $6,841,459          $5,568,759         $1,913,269
Add:
       Contributions from employer
       Contributions from employees                             2,724,938           983,043             925,827          1,095,243
       Loan repayments from employees                             180,306            91,957              57,434             51,894
       Investment income                                           80,640           371,269             355,678            291,208
       Loans issued                                              (132,707)         (130,214)           (116,428)           (68,272)
Deduct:
       Benefit payments                                          (400,926)       (1,068,066)           (319,398)          (159,893)
       Interest expense
       Administrative expenses                                     (2,009)           (2,503)             (1,536)              (878)
       Net realized and unrealized appreciation
         (depreciation) in fair value of investments              250,952                              (156,899)           168,340
       Interfund transfers                                      4,036,686         1,689,045            (639,833)           880,294
                                                           -------------------------------------------------------------------------
Net assets at December 31, 1996                               $10,462,397        $8,775,990          $5,673,604         $4,171,205
                                                           =========================================================================


                                                               Putnam
                                                                Loan
                                                                Fund                 Total
                                                          -------------------------------------
Net assets at January 1, 1996                                 $2,605,761         $128,084,622
Add:
       Contributions from employer                                                  1,240,509
       Contributions from employees                                                15,687,411
       Loan repayments from employees                         (1,470,592)                   -
       Investment income                                         248,005           15,079,970
       Loans issued                                            1,719,291                    -
Deduct:
       Benefit payments                                         (221,660)         (10,234,761)
       Interest expense                                                            (7,987,126)
       Administrative expenses                                                        (28,569)
       Net realized and unrealized appreciation
         (depreciation) in fair value of investments                               58,668,339
       Interfund transfers                                                                  -
                                                          -------------------------------------
Net assets at December 31, 1996                               $2,880,805         $200,510,395
                                                          =====================================

There were 3,820 active participants in the Plan at December 31, 1996.

                             Supplemental Schedule

           BetzDearborn Inc. Employee Stock Ownership and 401(k) Plan

                       Assets Held for Investment Purposes

                                December 31, 1997


                                               Description of Investment
             Identity of Issue,                 Including Maturity Date,
                 Borrower,                     Rate of Interest, Par, or
              or Similar Party                       Maturity Value              Cost          Market
-----------------------------------------------------------------------------------------------------------
Preferred Stock
BetzDearborn Inc. Series A ESOP Convertible
   Preferred Stock*                                    475,371 shares       $ 95,074,200     $159,596,410

Common Stock
BetzDearborn Inc.*                                     512,839 shares          19,903,684      31,315,271

Mutual Funds
Putnam* Voyager Fund                                 2,475,146 units           34,207,245      47,151,542
Putnam* Fund for Growth & Income                     2,125,513 units           34,715,586      41,532,541
Putnam* New Opportunities Fund                         289,670 units           12,026,455      14,092,470
Putnam* Money Market Fund                            9,532,005 units            9,532,006       9,532,006
Putnam* U.S. Government Income Trust                   503,104 units            6,569,705       6,585,642
Putnam* International Growth Fund                      224,240 units            3,876,894       3,738,088
Putnam* S&P 500 Index Fund                             132,573 units            2,755,627       2,992,187
Putnam* OTC & Emerging Fund                             98,907 units            1,492,033       1,593,400
Putnam* Asset Allocation Balanced Fund                 110,550 units            1,266,185       1,230,428
Putnam* Asset Allocation Conservative Fund              70,941 units              720,502         707,287
Putnam* Asset Allocation Growth Fund                    50,579 units              640,017         623,647
Putnam* Loan Fund                              Participant loans; between
                                                  8% to 10.5% interest          3,718,886       3,718,866
                                                                            ------------------------------
Total mutual funds                                                            111,521,141     133,498,104
                                                                            ------------------------------
Total assets held for investment purposes                                   $226,499,025     $324,409,785
                                                                            ==============================


*Indicates party-in-interest to the Plan.

                         Consent of Independent Auditors


We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-44061) pertaining to the BetzDearborn Inc. Employee Stock Ownership and 401(k) Plan and in the related Prospectus of our report dated June 15, 1998, with respect to the financial statements and schedule of the BetzDearborn Inc. Employee Stock Ownership and 401(k) Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1997.

                                             ERNST & YOUNG LLP


Philadelphia, Pennsylvania
June 24, 1998